(Letterhead of Thomas Properties Group, Inc.)

VIA EDGAR

August 25, 2006

Linda van Doorn – Senior Assistant Chief Accountant

Jessica Barberich – Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Thomas Properties Group, Inc.

Dear Ms. Van Doorn and Ms. Barberich:

In response to the comments of the accounting staff contained in your letter dated July 17, 2006, we have supplementally provided the information set forth below. For your convenience, we have included the text of your letter and keyed our responses accordingly.

Form 10-K for the year ended December 31, 2005

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004, page 32

1.	We note that you have recorded a gain on the purchase of your secured loan, Junior B Mezzanine loan for Two Commerce Square, in an amount of $25.8 million in the year ended December 31, 2005. We also note from your disclosure on page 74 of your 2004 10-K that the repayment of this loan was to be in the form of a minority participation of the net equity of your Two Commerce Square property. We have the following questions regarding this transaction:

a.	It appears that this loan was a participating mortgage loan and should have been accounted for under SOP 97-1 from inception. Please tell us how you considered SOP 97-1 in determining the proper accounting treatment of this loan which was entered into on July 31, 2003.

b.	Please tell us if the lender, DB Realty Mezzanine Parallel Fund II, LLC, is a related party.

c.	It appears that the lender did not believe that it would obtain any proceeds from its minority participation in the property at the maturity of the loan and thus agreed to sell the loan to you and extinguish the loan early. In this regard, it appears that Two Commerce Square may be impaired. Please tell us how you determined that no impairment of this property existed as of December 31, 2005.

August 25, 2006

Response:

Two Commerce Square was financed with a mortgage secured by a first trust deed (the Mortgage Loan) and another secured loan (the Other Secured Loan), both from Bank of America. During the third quarter of 2002, both the Mortgage Loan (with a balance of approximately $186.7 million) and the Other Secured Loan (with a principal and accrued interest balance of approximately $31.7 million) were sold by Bank of America to DB Realty Mezzanine Parallel Fund II, LLC, an affiliate of Deutsche Bank (the New Lender). On July 31, 2003, after further principal amortization on the Mortgage Loan and accrued interest on the Other Secured Loan, the New Lender restructured the existing obligations into the following components:

Mortgage loan	$132,000,000
Senior mezzanine loan	49,130,000
Junior A mezzanine loan	3,500,000
Junior B mezzanine loan	24,457,000

Total	$209,081,000

At this time, the New Lender agreed to structure the junior B mezzanine loan such that the principal and accrued interest would only be repaid to the extent the net proceeds (as defined in the loan agreement) of Two Commerce Square exceeded thresholds provided for in the loan agreement.

The junior B mezzanine loan was not a participating loan, and therefore, not subject to the provisions of SOP 97-1. The loan accrued interest at a fixed rate of 9.2%, of which payment was deferred over the life of the loan. As noted above, a portion or all of the principal and interest would be forgiven by the New Lender if the net proceeds (as defined in the loan agreement) of Two Commerce Square did not exceed thresholds provided for in the loan agreement. Under no circumstances would the New Lender receive an amount in excess of the principal and accrued interest relating to the junior B mezzanine loan. The New Lender did not have any participation feature in the appreciation in the market value of Two Commerce Square or the results of operations of Two Commerce Square.

DB Realty Mezzanine Parallel Fund II, LLC is an affiliate of Deutsche Bank, and is not a related party with respect to our company.

In accordance with SFAS 144, we calculated the undiscounted cash flows expected to result from the use and eventual disposition of Two Commerce Square at the time of both the July 31, 2003 loan restructuring as well as December 31, 2005. As these undiscounted cash flows exceeded the carrying amount of the asset, we determined that no impairment of the property existed as of July 31, 2003 and December 31, 2005. At present, we have no current plan for disposition.

August 25, 2006

Item 15 – Exhibits and Financial Statement Schedules

Note 3 – Unconsolidated/Uncombined Real Estate Entities, page 68

2.	We note that you account for your 25% interest in TPG/CalSTRS, LLC using the equity method. Please tell us how you determined that this joint venture should not be consolidated into your financial statements and provide us your detailed analysis of the joint venture under FIN 46(R). Specifically, tell us how you determined that the entity is not a variable interest entity in accordance with paragraph 5 of FIN 46(R). Please address the following items in your response:

Paragraph 5 (a)

Please tell us if the various fees earned by your company by providing services to TPG/CalSTRS, LLC are at market rates.

Paragraph 5 (b)

Per review of the operating agreement for TPG/CalSTRS, LLC, we note that your company is the manager of the joint venture and administers the day-to-day business and affairs of the entity. We also note that, without further approval of the management committee, you have the authority to acquire and sell assets, incur and/or retire debt, enter into agreements, undertake activities and incur cost and expenditures in compliance with the Acquisition Process, Investment Guidelines, Company Plans and other provisions of the operating agreement. Furthermore, it appears that CalSTRS can only remove you as manager following an event of default by you or the closing of a buy/sell option to which CalSTRS is the purchasing entity. Lastly, we also note that you perform property management and leasing services for the joint venture under management and leasing agreements and that these agreements automatically renew unless you elect not to renew them. In this regard, it appears that you may have substantial decision-making ability through your roles as manager of the joint venture and property manager of the specific properties, rather than through your equity investment.

Paragraph 5 (c)

On page 68 you disclose that you are allocated 21.3% of the net income/loss (excluding depreciation) and 22.5% of the depreciation expense of City National Plaza and 25% of the net income (excluding depreciation) and 100% of the depreciation expense of the remaining properties owned by TPG/CalSTRS, LLC. Additionally, you disclose on page 7 that decisions regarding the joint venture are made by the management committee which is made up three members, two of which were appointed by CalSTRS; thus, it appears that you have a 33% voting interest in the joint venture and your voting interest differs from your economic interest. Please provide us with a comparison of your voting interest percentage to your economic interest through all of your variable interest in the joint venture. Also, please provide us with your evaluation of the second criteria of paragraph 5 (c).

Response:

TPG/CalSTRS, LLC (TPG/CalSTRS) is a joint venture between our operating partnership, Thomas Properties Group, LP (the Operating Partnership), and the California State Teachers Retirement System (CalSTRS). The Operating Partnership acts as managing member of TPG/CalSTRS and holds a 25% interest. CalSTRS

August 25, 2006

holds a 75% interest in TPG/CalSTRS. Based on the below analysis of paragraph 5 of FIN 46(R), we believe that TPG/CalSTRS is not a variable interest entity with respect to our consolidated financial statements.

Equity Investment at Risk (Paragraph 5a). TPG/CalSTRS does not meet condition 5(a) of FIN 46(R) due to its significant equity investment by both members. As of December 31, 2005, the total equity of TPG/CalSTRS as a percentage of total assets was 19.1% on a GAAP basis and 25.0% on a fair value basis. In addition, at inception of the joint venture and the various reconsideration events, the equity investments at risk by the members were deemed to be sufficient. Both the qualitative and quantitative assessments of paragraph 9 of FIN46(R) have been met. We believe that TPG/CalSTRS has significant equity investment at risk to permit it to finance its activities without additional subordinated financial support.

Further, the various fees, including fees relating to acquisition, asset management, property management and leasing, and development services, earned by the Company represent market rates, and should not reduce our equity interest for purposes of applying paragraph 5a.

Controlling Financial Interest (Paragraph 5b). TPG/CalSTRS does not meet condition 5(b) of FIN 46(R) as the joint venture agreement provides (1) for the ability of the members to make decisions regarding the venture’s activities that have a significant effect on the success of the venture through voting rights, (2) that the members have an obligation to absorb expected losses of the venture and (3) that the members have the right to receive expected residual returns of the venture.

The venture requires unanimous approval from the venture’s management committee on major decisions, including approval of business plans and budget, financings and refinancings, and majority approval from the management committee for all other decisions, including sales of properties.

As manager of TPG/CalSTRS, we have the authority to acquire and sell assets, incur/retire debt, enter into agreements, undertake activities and incur costs and expenditures in compliance with, but only in compliance with, the then applicable Acquisition Process, Investment Guidelines, Company Plans (all as defined in the joint venture agreement) and the other provisions of the TPG/CalSTRS agreement. The Acquisition Process, Investment Guidelines, and Company Plans have all been approved by the management committee, and the Company, as manager, is acting as a fiduciary under the TPG/CalSTRS agreement in following these approved processes, guidelines and plans.

Additionally, we provide various services, including management and leasing services, to most of the properties owned by the joint venture, however we do not consider such services to involve substantive decisions that relate to the joint venture.

Proportional Voting Rights (Paragraph 5c). TPG/CalSTRS meets condition (i) of paragraph 5(c) of FIN46(R) as the voting rights are not proportional to the obligations of the members to absorb expected losses, or their right to receive the expected residual returns. The voting rights are exercised through the management committee, which is comprised of two members appointed by CalSTRS, representing

August 25, 2006

2/3 of the voting rights, and one member appointed by the Company, representing 1/3 of the voting rights. The Company is allocated 22.5% of the depreciation expense and 21.3% of the net income/loss (excluding depreciation expense) of City National Plaza (one of its equity investments), and 100% of depreciation expense and 25% of the net income/loss (excluding depreciation expense) of the other properties. Except for City National Plaza, the ownership percentage of CalSTRS and the Company in the individual equity investments is 75% and 25%, respectively. The ownership interest in City National Plaza by CalSTRS and the Company is 64% and 21%, respectively, and the remaining interest is owned by a third party minority holder.

However, TPG/CalSTRS does not meet condition (ii) of paragraph 5(c) of FIN46(R) as the venture’s activities are conducted on behalf of both CalSTRS and the Company, which hold substantive voting interests of 66% and 33%, respectively.

Note 12 – Revenue Concentration, page 80

3.	You disclose that you paid $34 million to Conrail in 1997 in accordance with the agreement and that you recognize this lease concession as a reduction of revenue ratably over Conrail’s lease period. Please clarify your amortization method to us. It does not appear that you are recognizing the reduction to revenue on a straight-line basis.

Response:

From inception of the payment of $34 million in 1997 through and including the year ended December 31, 2005, we have recognized the payment to Conrail as a reduction of rental revenue on a straight-line basis over Conrail’s lease period. The payment will be fully amortized upon expiration of the Conrail lease in 2009.

This disclosure will be clarified in future filings.

Note 13 – Commitments and Contingencies, page 84

4.	Please tell us how you evaluated the Harris Building Associates partnership and the 2121 Market Street partnership under FIN 46(R). You disclose that you and another general partner have guaranteed the partnership’s mortgage loan up to a maximum amount of $3.3 million. You further disclose that you have also guaranteed the repayment of up to $3.5 million of the loan. In this regard, it appears that the Harris Building Associates and/or 2121 Market Street partnerships may be variable interest entities since the guarantees on the mortgage debt indicate that the equity investments are not sufficient. Please provide us with your detailed analysis of these entities under paragraph 5 of FIN 46(R); additionally, if these entities are deemed to be variable interest entities, please provide us with your primary beneficiary analysis as well.

Response:

Our Operating Partnership has a 50% interest in the 2121 Market Street Associates partnership (2121), which owns a 168-unit residential building which qualified as a

August 25, 2006

historic structure rehabilitation project. 22nd and Market Associates, an unaffiliated party, holds the other 50% interest. 2121 entered into agreements with a subsidiary of ChevronTexaco Corporation (Chevron) to allow Chevron to take advantage of tax credits from the development of this historic property. In exchange for the credits, Chevron paid $3.5 million to the Harris Building Associates partnership (Harris), which is the master lessee of the 2121 property. 22nd and Market Associates and the Operating Partnership each hold a 50 % interest in an entity that owns a 0.1% general partnership interest in Harris. The other 99.9% limited partnership interest is owned by Chevron.

Based on the below analysis of paragraph 5 of FIN 46(R), we do not believe that the Harris and 2121 partnerships (collectively, the Partnerships) are variable interest entities.

Equity Investment at Risk (Paragraph 5a). The Partnerships do not meet condition 5(a) of FIN 46(R) as we believe that the Partnerships have significant equity investment at risk to permit them to finance their activities without additional subordinated financial support. In 2003, the 2121 partnership refinanced its mortgage loan, and obtained market rate financing. No additional or subordinated financing was needed at that time, and the Partnerships have made total distributions of $3.6 million to the partners of excess cash flow during the past three years. The Partnerships generate positive cash flow on a combined basis.

Controlling Financial Interest (Paragraph 5b). The Partnerships do not meet condition 5(b) of FIN 46(R) as the partnership agreements provide (1) for the ability of the partners to make decisions regarding the venture’s activities that have a significant effect on the success of the venture through voting rights, (2) that the partners have an obligation to absorb expected losses of the venture and (3) that the partners have the right to receive expected residual returns of the venture.

The 2121 partnership requires approval from both partners of all partnership decisions; therefore we do not have control of this partnership. The Harris partnership grants to the general partner, the exclusive right to manage the business of the partnership and make decisions regarding the activities. As we only hold a 50% interest in this general partner entity and both partners have an equal vote, we do not have control of this partnership. Further, Chevron does not have significant voting rights.

Proportional Voting Rights (Paragraph 5c). The 2121 partnership does not meet condition (i) or (ii) of paragraph 5(c) of FIN46(R) as the voting rights are proportional to the obligations of the partners, and the activities of the partnership benefit both partners. Both partners have a 50% share in absorbing expected losses and receiving expected residual returns.

The Harris partnership meets condition (i) of paragraph 5(c) of FIN46(R) as the voting rights are not proportional to the obligations of the members to absorb expected losses or their right to receive expected residual returns.

The voting rights are held by the Company and 22nd and Market Associates, while the 99.9% limited partner interest held by Chevron has no significant voting rights.

August 25, 2006

The Harris partnership does not meet condition (ii) of paragraph 5(c) of FIN46(R). The partnership’s activities are conducted primarily on behalf of the general partner, who holds the significant voting rights. Chevron’s interest in the partnership is designed to allow it to take advantage of the partnership’s historic tax credits and priority return.

Further, the partnership’s primary activity is providing residential housing, while this is not Chevron’s main activity outside the Harris partnership. Therefore, as the activity of the partnership is not clearly or closely related to the main activities of Chevron, and substantially all of the activities of the partnership are not being conducted on behalf of Chevron, the Harris partnership is not a variable interest entity as a result of paragraph 5(c) of FIN46(R).

TPG/CalSTRS, LLC Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 94

5.	In light of the net losses and negative operating cash flows in 2004 and 2005, please tell us how TPG/CalSTRS, LLC determined that none of its properties were impaired as of December 31, 2005. For reference, please see SFAS 144.

Response:

We do not believe that any of the TPG/CalSTRS assets are impaired. The primary cause of the net loss and negative operating cash flows is due to the types of properties acquired by the joint venture. A majority of the properties acquired are considered value-add properties, which are characterized by unstable net operating income for an extended period of time, occupancy less that 90% and/or physical or management problems, which we believe can be positively impacted by introduction of new capital and/or management. During the initial ownership period, the properties may experience negative operating cash flows and net losses, which are potential characteristics of the value-add properties that we acquire.

In accordance with paragraph 8 of SFAS 144, no events or changes in circumstances indicated that the carrying amount of the properties may not be recoverable as of December 31, 2005. However, we calculated the undiscounted cash flows expected to result from the use and eventual disposition of the assets, and these undiscounted cash flows exceed the carrying amounts for each of the assets, therefore, we determined that no impairment of the properties existed as of December 31, 2005.

Additionally, we refinanced the mortgage facility for one of the TPG/CalSTRS assets, City National Plaza, in July 2006, and obtained a third-party appraisal in connection with this refinance. The resulting appraised value significantly exceeded the property’s carrying value. City National Plaza is the largest asset within the joint venture and generates a large portion of the operating cash deficits and net loss. Further, another property, Valley Square Office Park, was sold in April 2006 at a gain of $6.2 million.

August 25, 2006

Based on the foregoing, we do not believe any impairment existed at December 31, 2005 for any of the TPG/CalSTRS properties.

8-K filed May 10, 2006

Item 9.01

Exhibit 99.1 – Supplemental Financial Information

6.	Please tell us and in future disclosures discuss how management uses the measure and why it believes that the presentation of Adjusted FFO is valuable to investors. Furthermore, we note that prior to 2006 you presented the same measure in your Item 2.02 8-Ks, but called it After Tax Cash Flow. It is unclear to us if you have presented AFFO as a liquidity or performance measure. In future filings, please revise to discuss how you are using AFFO to evaluate performance. If you use AFFO as a liquidity measure, state so and disclose how you use it and reconcile it to the most directly comparable GAAP measure, cash flows from operating activities. Additionally, please remove your presentation of AFFO per share in future filings since per share measurers of liquidity are prohibited. Please see Item 10(e)(1)(i) and Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for reference.

Response:

We have reconsidered the presentation of Adjusted FFO (AFFO) and AFFO per share and have determined that this presentation might be confusing to investors rather than helpful as intended. Accordingly, we have reverted to presenting After Tax Cash Flow (ATCF) for investor information, which we define as net income (loss) excluding the following items: i) deferred income tax expense (benefit); ii) minority interests; iii) non-cash charges for depreciation and amortization; iv) amortization of loan costs; v) non-cash compensation expense; vi) the adjustment to recognize rental revenues using the straight-line method; and vii) the adjustment to rental revenue to reflect the fair-market value of rents. This is a different calculation from AFFO.

Management uses this non-GAAP financial measure to review and assess the company’s operating results in period to period comparisons with respect to previous periods and forecasts. Our investors can also use this non-GAAP financial measure as supplementary information to evaluate operating performance. In order to facilitate understanding and to highlight what we believe is the relevance of this data, we have included this additional explanatory information in our recent supplemental information filing for our second quarter 2006 results, and intend to continue this practice.

7.	You have also presented pro-rata consolidated statements of operations and pro-rata consolidated balance sheets which present the results of your investments that you account for under the equity method proportionate to your share of ownership. Please tell us and in future disclosures discuss how management uses this non-GAAP presentation and expand on why you believe that this presentation is valuable to investors.

August 25, 2006

Response:

Management believes this presentation is valuable to investors as the pro-rata statements provide more detailed information regarding the operations of our unconsolidated investments than what is presented in the footnotes to the financial statements. A significant amount of our business activity is conducted through TPG/CalSTRS, one of our unconsolidated investments. Management considers the performance of our unconsolidated investments both individually and as a contributing factor to our operating performance for purposes of financial planning and making operating decisions. We believe this presentation of the performance of our unconsolidated investments is helpful to investors in understanding and evaluating our current operating performance as well as for purposes of period-to-period comparisons. In order to facilitate investor understanding, we have included this additional explanatory information in our recent supplemental information filing for our second quarter 2006 results, and intend to continue this practice.

*  *  *

Should you have any questions about the foregoing responses, please do not hesitate to contact me directly at (213) 233-2296.

Sincerely,

/s/ Diana M. Laing
Diana M. Laing
Chief Financial Officer